

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 23, 2017

Mr. Robert K. Eulau
Chief Financial Officer
Sanmina Corporation
2700 N. First Street
San Jose, CA 95134

> **Re: Sanmina Corporation**
> **Form 10-K for the fiscal year ended October 1, 2016**
> **Filed November 18, 2016**
> **Form 10-Q for the quarter period ended December 31, 2016**
> **Filed February 3, 2017**
> **Form 8-K**
> **Furnished on January 30, 2017**
> **File No. 000-21272**

Dear Mr. Eulau:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended October 1, 2016

General

1.   You state on page 12 of the 10-K that in 2016 Nokia (inclusive of Alcatel-Lucent) represented more than 10% of your net sales. Nokia provides figures on page 135 of its 20-F filed April 1, 2016 for Nokia Networks' aggregate net sales to customers in countries including Sudan and Syria in 2015, 2014 and 2013. Additionally, Alcatel-Lucent states on page 48 of its 20-F filed April 28, 2016 that it had net revenues in 2015 attributable to Sudan and Syria.

Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, partners, customers or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Form 10-Q for the quarter period ended December 31, 2016

Item 1. Interim Financial Statements (Unaudited)

Notes to Condensed Consolidated Financial Statements

Note 6. Income Tax, page 12

3.   We note that the decrease in your income tax expense in the first quarter of 2017 was primarily attributable to a tax benefit resulting from the restructuring of certain foreign entities. Please describe for us, in detail, the nature of the restructuring and explain how this resulted in a decrease in your income tax expense. In addition, tell us the impact you expect the restructuring will have on your full year effective tax rate and what consideration you gave to disclosing the potential impact. We refer you to ASC 740-10-50-14.

Form 8-K furnished on January 30, 2017

4.   It is not clear to us whether your adjustments to arrive at Non-GAAP Net Income are presented gross or net of income taxes. Please present the income tax effects of your

        non-GAAP adjustments as a separate adjustment and explain how you calculated the income tax effects related to these adjustments in your next earnings release. See Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

5.   It appears you omit a quantitative reconciliation with respect to your forward looking non-GAAP guidance in reliance on the "unreasonable efforts" exception in Item 10(e)(1)(i)(B) of Regulation S-K. In your next earnings release, please follow the guidance in Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Mengyao Lu, Staff Accountant, at (202) 551-7271 or Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3488 with any other questions.

                          Sincerely,

                          /s/ Stephen Krikorian

                          Stephen Krikorian
                          Accounting Branch Chief
                          Office of Information Technologies
                          and Services